THIRD AMENDMENT TO LEASE

THIS THIRD AMENDMENT is made and entered in this 17 day of May 2024, by and between Endeavor 1601, LLC (Landlord) and Energy Exploration Technologies, Inc (Tenant).

RECITALS

A. Landlord and Tenant entered into this Lease Agreement, dated July 01, 2023 (the "Lease").

NOW, THEREFORE, the parties agree as follows:

1. Existing Conditions Accepted by Tenant. Tenant acknowledges the Premises and Project are in good and satisfactory condition, and Landlord has made no representations as to the repair of the Premises or Project, or promises to alter, remodel, warranty or improve the beyond what has been executed and delivered.
2. Tenant accepts the Premises **"**AS-IS," "WITH ALL FAULTS**"** and without representation or warranty of any nature or kind from Landlord.
3. Tenant will maintain insurance policy for any act of vandalism and liability.
4. Tenant will renewal lease for an additional 36 months from July 1, 2024 to June 30, 2027 for G100 totaling 5647 sq ft at the rate of $17.50 PSF base plus $6.20 *NNN. The base rent shall escalate at 4% per annum.
5. Tenant will relinquish and vacate A200 on/by June 30, 2024, equaling 1200 sq ft. Unit is subjected to inspection and to be returned in good condition with proof of HVAC servicing for the year or occupancy.
6. A200 must be cleaned and returned in the condition occupied.
7. Deposit on file will be maintained per the original lease agreement.
8. Tenant must communicate via email 90 days prior to June 30, 2027, if they plan on renewing the lease for G100. Failure to do so will result in holdover rent at the rate of 150% of existing base rent plus NNN.

*NNN based on current calculations and subject to change.

IN WITNESS WHEREOF, the parties have executed this amendment as of the date first written above.

TENANT:	LANDLORD:
Energy Exploration Technologies, Inc.	Endeavor 1601, LLC
DocuSigned by:	DocuSigned by:
By: [signature] 00D71C9A482B454...	By: Khalil Kajani 1CD7F9830A6C4FC...
5/17/2024	5/17/2024